Exhibit 24(b)(8)(a)(9)

FORM OF DISTRIBUTION SUB-AGREEMENT

BLACKROCK VARIABLE SERIES FUNDS, INC. and BLACKROCK VARIABLE SERIES FUNDS Il, INC. (each, the “Company”), each on behalf of its series as may be amended from time to time (the “Portfolios”), and Voya Insurance and Annuity Company (the “Insurance Company”) mutually agree to the arrangements set forth in this Agreement (the “Agreement”) dated as of June 1 , 2018.

WHEREAS, the Company is an open-end investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”);

WHEREAS, the Insurance Company issues variable life insurance policies and/or variable annuity contracts (the “Contracts”);

WHEREAS, amounts invested in the Contracts by Contract holders are deposited in separate accounts of the Insurance Company which in turn purchase Class Il and or Class Ill Shares of one or more of the Portfolios, each of which is an investment option offered by the Contracts;

WHEREAS, the Insurance Company will provide certain services to the Contract holders; and

WHEREAS, the Insurance Company desires to be compensated for providing such services to the Contract holders.

NOW, THEREFORE, the parties agree as follows:

1.Services.

The Insurance Company shall provide the services listed below in respect of the Class Il and/or Class Ill Shares of the Portfolios held by the Insurance Company’s separate accounts. Such services include, but are not limited to, the following:

(a)	Printing and mailing of the Company prospectuses, statements of additional information, any supplements thereto and shareholder reports for existing and/or prospective Contract holders;

(b)
Services relating to the development, preparation, printing and mailing of the Company advertisements, sales literature and other promotional materials describing and/or relating to the Portfolios and including materials intended for use within the Insurance Company, or for broker-dealer only use or retail use;

(c)	Holding seminars and sales meetings designed to promote the distribution of the Class Il and/or Class Ill Shares of the Portfolios;

(d)
Obtaining information and providing explanations to Contract holders regarding the investment objectives and policies and other information about the Company and the Portfolios, including the performance of the Portfolios;

(e)	Training sales personnel regarding the Company and the Portfolios;

(f)	Compensating sales personnel in connection with the allocation of cash values and premiums of the Contract holders to the Company;

To the Company:	6, Miscellaneous.
With a copy to:
BlackRock Variable Series Funds,
Inc. BlackRock Variable Series	BlackRock, Inc.
Funds Il, Inc.	Attn: General Counsel
Attn: Jon Maro, Global Client	55 East 52nd Street
Services	New York, NY 10055
55 East 52nd Street
New York, NY 10055	With a copy to:

To the Insurance Company:	1475 Dunwoody Drive
West Chester, PA 19380
699 Walnut Street	Attention: Tim Brown
Des Moines, IA 50309
Attention: Ken Brown

(a)
Assignment. This Agreement shall automatically terminate in the event of its assignment (as defined in the Investment Company Act) or in the event of the termination of the Plan or any amendment to the Plan that requires such termination.

(b)
Intended Beneficiaries. Nothing in this Agreement shall be construed to give any person or entity other than the parties hereto any legal or equitable claim, right or remedy. Rather, this Agreement is intended to be for the sole and exclusive benefit of the parties hereto.

(c)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

(d)
Governing Law. This Agreement shall be interpreted, construed, and enforced in accordance with the laws of the State of New York without reference to any conflict of laws provisions thereof that would cause the application of laws of any jurisdiction other than those of the State of New York.

(e)
Severability. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

(f)
Services of Insurance Company Affiliates. The Insurance Company may engage one or more affiliates to perform any services required by this Agreement, subject to determining that each such affiliate is capable of performing the services and the Insurance Company taking such measures as may be necessary to ensure that such affiliate performs the services in accordance with the terms of this Agreement and applicable law. The Insurance Company will remain responsible for all actions and omissions of affiliates performing services pursuant to this Agreement as if such actions or omissions were taken by the Insurance Company.

IN WITNESS WHEREOF, the parties hereto have caused the foregoing instrument to be executed by their duly authorized officers, all as of the day and the year first above written.

BLACKROCK VARIABLE SERIES FUNDS, INC.	BLACKROCK VARIABLE SERRIES FUNDS II INC.
By: /s/ Charles Park	By: /s/ Charles Park

Name: Charles Park	Name: Charles Park

Title: Chief Compliance Officer	Title: Chief Compliance Officer

VOYA INSURANCE AND ANNUITY COMPANY
By: /s/ Timothy W. Brown

Name: Timothy W. Brown

Title: EVP and Chief Legal Officer